NUVEEN INVESTMENT TRUST II

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, Inc. f/k/a Nuveen Asset Management, a Delaware corporation (the “Manager”) and Symphony Asset Management LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement, pursuant to which the Sub-Adviser furnishes investment advisory services to series of Nuveen Investment Trust II as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust II, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2013, in the manner required by the Investment Company Act of 1940.

Dated as of July 30, 2012

NUVEEN FUND ADVISORS, INC.

By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal

SYMPHONY ASSET MANAGEMENT LLC

By:	/s/ Gunther Stein
CIO & CEO

ATTEST:

/s/ Shirley Tom

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

Fund in Nuveen Investment Trust II	Date of Contract	Date of Renewal
Nuveen Symphony Large-Cap Growth Fund	11-13-07	8-1-2012
Nuveen Symphony Small-Mid Cap Core Fund, Nuveen Symphony Mid-Cap Core Fund Nuveen Symphony Large-Cap Value Fund	11-13-07	8-1-2012
Nuveen Symphony Optimized Alpha Fund	11-13-07	8-1-2012
Nuveen Symphony International Equity Fund	5-27-08	8-1-2012